UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Boingo Wireless, Inc.

(Name of Issuer)

Common Stock  $0.0001 par value per share

(Title of Class of Securities)

09739C102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09739C102

1.	Names of Reporting Persons Steelpoint Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 297,122

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 297,122

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,122

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09739C102

1.	Names of Reporting Persons Steelpoint Capital Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 297,122

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 297,122

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,122

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09739C102

1.	Names of Reporting Persons Steelpoint Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 297,122

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 297,122

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,122

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09739C102

1.	Names of Reporting Persons James A. Caccavo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Unites States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 347,382

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 347,382

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 347,382

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Boingo Wireless, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 10960 Wilshire Blvd., Suite 800 Los Angeles, California, 90024

Item 2.
(a)

Name of Person Filing:
Steelpoint Capital Partners, LP (“SCP”)

Steelpoint Capital Fund, LP (“SCF”)

Steelpoint Capital Advisors, LLC (“SCA”), which is the sole General Partner of each of SCP and SCF

James A. Caccavo (“Caccavo”), who is the individual General Partner of SCA.

	(b)	Address of Principal Business Office or, if none, Residence: 420 Stevens Avenue, #370, Solana Beach, CA 92075
(c)

Citizenship:
Each of SCP and SCF is a limited partnership organized under the laws of the State of Delaware.

SCA is a limited liability company organized under the laws of the State of Delaware.

Caccavo is a United States citizen.

	(d)	Title of Class of Securities: Common stock, $0.0001 par value
	(e)	CUSIP Number: 09739C102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Rows 5 through 11 of the Cover Pages for SCP, SCF, SCA, and Caccavo.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Each of SCP, SCF, SCA, and Caccavo has ceased to be the beneficial owner of more than five percent of the class of securities to which this Schedule relates.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2013

Steelpoint Capital Partners, LP

By: Steelpoint Capital Advisors, LLC, its General Partner

	By:	/s/ James A. Caccavo
James A. Caccavo, Managing Member

Steelpoint Capital Fund, LP

By: Steelpoint Capital Advisors, LLC, its General Partner

	By:	/s/ James A. Caccavo
James A. Caccavo, Managing Member

Steelpoint Capital Advisors, LLC

	By:	/s/ James A. Caccavo
James A. Caccavo, Managing Member

	By:	/s/ James A. Caccavo
James A. Caccavo

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the common shares of Boingo Wireless, Inc., and any further amendments thereto, to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2013

Steelpoint Capital Partners, LP

By: Steelpoint Capital Advisors, LLC, its General Partner

By:	/s/ James A. Caccavo
James A. Caccavo, Managing Member

Steelpoint Capital Fund, LP

By: Steelpoint Capital Advisors, LLC, its General Partner

By:	/s/ James A. Caccavo
James A. Caccavo, Managing Member

Steelpoint Capital Advisors, LLC

By:	/s/ James A. Caccavo
James A. Caccavo, Managing Member

By:	/s/ James A. Caccavo
James A. Caccavo